

Fourth Quarter 2014 Conference Call

E. Scott Santi, President & CEO

Michael M. Larsen, Senior Vice President & CFO

Aaron H. Hoffman, Vice President, Investor Relations

January 27, 2015

Forward Looking Statements



Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the expected impact and timing of strategic initiatives and related benefits, future financial performance, operating performance, growth in free operating cash flow, organic and total revenue growth, operating margin growth, growth in diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, timing and amount of share repurchases, end market economic conditions, and the Company's related 2015 guidance. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-Q for the second quarter of 2014.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures are detailed in ITW's press release for the fourth quarter of 2014, which is available at www.itw.com, together with this presentation.

2014 Highlights

- 2014 results driven by solid execution on enterprise strategy

    – $4.67 EPS +29%, 19.9% Operating Margin +210 bps, 18.9% ROIC* +260 bps

- Returned $5 billion to shareholders through share repurchases and dividends

- Significant progress on Portfolio Management, Business Structure Simplification, and Sourcing

- Increased focus on organic growth beginning in 2015

- Well positioned to deliver continued progress toward our 2017 enterprise performance goals:
    – Operating Margin ~23%
    – ROIC 20%+
    – Organic Growth 200 bps above global GDP

> **Solid progress as we enter year 3 of a 5 year plan to position ITW for solid growth with world class margins and returns on a sustainable basis**

* See ITW's fourth quarter 2014 press release for the reconciliation from GAAP to non-GAAP measurements.

3

Q4 2014 Financial Summary



Q4 2014 Actuals



EPS +28%

EPS $0.92 $1.18

$3.6B $3.5B

Total
Revenue

Q4'13 Q4'14

Operating
Margin 17.7% 19.6% +190 bps

ROIC* 16.4% 18.6% +220 bps

Highlights

- Enterprise initiatives contribute 120 bps of margin expansion

- Organic revenue up 2.3% … -1 percentage point drag from ongoing product line simplification

- Total revenue down 1.4% … -3.5% impact from foreign currency translation

- 124% Free Operating Cash Flow conversion*

- Repurchased ~$800 million shares

Strong financial results and positive momentum going into 2015

* See ITW's fourth quarter 2014 press release for the reconciliation from GAAP to non-GAAP measurements.

Q4 2014 Organic Revenue Growth



Growth by Geography



Highlights

- **North America up 3%**
  - Welding +10%, Food Equipment +5%, Automotive OEM +4%

- **International up 2%**
  - Europe up 1%
    - Automotive OEM +12% and Food Equipment +5%
  - Asia Pacific up 2%
    - China +4%: Automotive OEM +10%, Food Equipment +10% and Test & Measurement and Electronics +10%

Organic revenue growth across all major geographies

Q4 2014 Operating Margin



Operating Margin



	OM%	V bps
Automotive OEM	22.3%	+190
T&M and Electronics	15.1	(60)
Food Equipment	21.7	+220
Polymers & Fluids	17.5	+150
Welding	25.4	+230
Construction Products	15.7	+190
Specialty Products	19.0	+110

Key Drivers

	Q4
Enterprise Initiatives	+120 bps
Volume	+60
Price/Cost	+5
Other	+5
Margin Expansion	+190 bps

120 basis points of margin improvement from enterprise initiatives





2014 Financial Summary

ITW

2014 Actuals

EPS +29%
EPS
$3.63
$4.67
Total Revenue
$14.1B
$14.5B
2013
2014

	2013	2014	
Operating Margin	17.8%	19.9%	+210 bps
ROIC*	16.3%	18.9%	+260 bps

Highlights

- Record operating margin of 19.9% … enterprise initiatives contribute 120 bps
- Organic revenue up 2.6% … -1 percentage point drag from ongoing product line simplification … total revenue up 2.5%
- 110% Free Operating Cash Flow conversion*
- Returned $5 billion to shareholders
  - $4.3B share repurchases
  - $0.7B dividends

Strong progress in year 2 of ITW's 5-year Enterprise Strategy

* See ITW's fourth quarter 2014 press release for the reconciliation from GAAP to non-GAAP measurements.

7

2014 Segment Results

($'s in millions)



Full Year 2014 Actuals

	Organic Revenue Growth	Operating Margin	
		OM%	V bps
Automotive OEM	+9%	23.2%	+270
T&M and Electronics	+2	15.4	+60
Food Equipment	+5	20.8	+200
Polymers & Fluids	(1)	18.5	+170
Welding	+1	25.9	+60
Construction Products	+2	17.0	+310
Specialty Products	-	21.4	+110
Total Company	**+2.6%***	**19.9%**	**+210**

*Product Line Simplification reduced organic revenue growth by ~1 percentage point.

Automotive OEM



Highlights

- Organic revenue growth of 7% outperforming auto builds of 1% due to ongoing innovation efforts and product penetration

- Organic revenue growth vs. geographic auto builds:

  – Europe   +12% vs. +0%

  – N.A.   +4% vs. +4%

  – China   +10% vs. +6%







Q4 2014 Segment Results

($'s in millions)

Test & Measurement and Electronics

Organic -1%
Total -3%

$559
$541
Q4'13
Q4'14

Total Revenue

-60 bps

15.7%
15.1%
Q4'13
Q4'14

Operating Margin

Highlights

- Test & Measurement organic revenue down 4% due to challenging year-over-year comparisons
  - Continued positive momentum at Instron
- Total Electronics organic revenue up 5%
  - +11% growth in electronic assembly combined with modest organic growth in other electronics

Food Equipment

Organic +5%
Total +1%

$547
$554
Q4'13
Q4'14

Total Revenue

+220 bps

19.5%
21.7%
Q4'13
Q4'14

Operating Margin

Highlights

- Organic revenue growth up 5% driven by continued strength in warewash and refrigeration
- North America: +5%
  - Equipment: +6%
  - Service: +3%
- International: +5%
  - Equipment: +6%
  - Service: +2%







Q4 2014 Segment Results

($'s in millions)

Polymers & Fluids

Organic +1%
Total -4%
$472
$452
Q4'13
Q4'14

Total Revenue

+150 bps
16.0%
17.5%
Q4'13
Q4'14

Operating Margin

Highlights

- Organic revenue growth of +1% driven by Auto Aftermarket, partially offset by impact of ongoing product line simplification
- Auto Aftermarket organic revenue +2%
- Polymers organic revenue ~Flat
- Fluids & Hygiene organic revenue -2%

Welding

Organic +4%
Total +2%
$447
$458
Q4'13
Q4'14

Total Revenue

+230 bps
23.1%
25.4%
Q4'13
Q4'14

Operating Margin

Highlights

- Organic revenue +4% driven by North America
- North America +10% due to continued strength in equipment sales to industrial and commercial customers
- International -10% driven by challenging comparisons and ongoing product line simplification

Q4 2014 Segment Results

($'s in millions)



Construction Products



Organic +2%
Total -5%

$422 $402

Q4'13   Q4'14
Total Revenue

+190 bps

13.8%   15.7%

Q4'13   Q4'14
Operating Margin

Highlights

- Organic revenue growth of 2%

- North America +8% … growth in renovation and commercial offset by decline in residential

- Asia Pacific +1% ... year-end destocking in Australia

- Europe down 4% due to product line simplification … partially offset by continued strength in United Kingdom

Specialty Products



Organic -3%
Total -5%

$510 $482

Q4'13   Q4'14
Total Revenue

+110 bps

17.9%   19.0%

Q4'13   Q4'14
Operating Margin

Highlights

- Consumer Packaging organic revenue down 5% on challenging year-over-year comparisons

- Appliance up 2%

- Ground Support Equipment up 9%

2015 Financial Guidance



2015 Guidance



EPS +12% at mid-point

$5.15 - $5.35

EPS $4.67

$14.5B

Organic +2.5 - 3.5%
Total -1 to -2%

Total Revenue

2014   2015F

- ~21% operating margin; enterprise initiatives contribute ~100 bps
- Foreign currency headwinds impact EPS by ~$0.25 versus prior year
- Strong cash flows with FCF conversion > 100%
- ~$1.5 billion share repurchase

Q1 2015 Guidance



EPS +16% at mid-point

$1.13 - $1.21

EPS $1.01

$3.6B

Organic +2 - 3%
Total -2 to -3%

Total Revenue

Q1'14   Q1'15F

- ~20% operating margin; enterprise initiatives contribute ~100 bps
- Foreign currency headwinds impact EPS by ~$0.07 versus prior year
- $500+ million share repurchase

Well positioned to deliver strong progress toward our goals in 2015

Questions



Appendix



Additional Segment Detail

Q4 2014 vs. Q4 2013



Favorable / (Unfavorable)

Total Revenue	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products
Organic	7.3%	(0.5)%	4.7%	0.7%	4.2%	1.6%	(2.6)%
Divestitures	(0.4)	-	-	-	-	(1.3)	-
Translation	(4.2)	(2.8)	(3.3)	(4.9)	(1.9)	(5.0)	(2.8)
Total Revenue	2.7%	(3.3)%	1.4%	(4.2)%	2.3%	(4.7)%	(5.4)%

Change in Operating Margin	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products
Operating Leverage	120 bps	(20) bps	110 bps	20 bps	70 bps	50 bps	(60) bps
Changes in Variable Margin & OH Costs	(10)	30	90	70	140	190	180
Total Organic	110 bps	10 bps	200 bps	90 bps	210 bps	240 bps	120 bps
Divestitures	10	-	-	-	-	10	-
Restructuring	80	(70)	20	70	10	(40)	10
Translation	(10)	-	-	(10)	10	(20)	(20)
Total Operating Margin Change	190 bps	(60) bps	220 bps	150 bps	230 bps	190 bps	110 bps
Total Operating Margin %	22.3%	15.1%	21.7%	17.5%	25.4%	15.7%	19.0%